
December 3, 2014

Via E-mail
Frank J. Sodaro
Senior Vice President and Chief Financial Officer
Kemper Corporation
One East Wacker Drive
Chicago, Illinois 60601

Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 6, 2014
File No. 001-18298

Dear Mr. Sodaro:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations
Investment Results, page 46

1.   You disclose on page 18 that the interest rate environment has a significant impact on your financial results and position and a protracted low interest rate environment would continue to place pressure on net investment income. Please provide us proposed disclosure to be included in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary

to understand these effects, please include information such as the amount of maturing and callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your proposed disclosure.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies and Accounting Changes
Insurance Reserves, page 74

2. Please refer to ASC 944-40-25-1. Tell us the estimated amount of claim costs for insured events incurred but not reported to you included in your liability for unpaid claims and claim adjustment expenses at December 31, 2013 for your traditional life insurance products. In addition, tell us:

    •   How you determined the amount of this liability including to what extent you used the database of reported deaths maintained by the Social Security Administration or a comparable database;

    •   Where you classify this liability within your balance sheet;

    •   Why you do not provide the disclosures required by ASC 944-40-50-3 for these products; and,

    •   The basis for your statement in Note 23. Contingencies that "Kemper cannot reasonably estimate the amount of loss that it would recognize if the Life Companies were subjected to such requirements on a retroactive basis."

Form 10-Q for the Quarterly Period Ended September 30, 2014
Notes to the Condensed Consolidated Financial Statements
Note 10 – Business Segments, page 22

3.   Please provide us an analysis explaining the reasons and nature of the realignment in the first quarter of 2014 resulting in the property and casualty businesses being reported as a single business segment. In your response, address what happened to the three previous reporting segments and what operating segments (ASC 280-10-50-1) comprise your current reporting segment (ASC 280-10-50-10). Address in your response the applicable paragraphs within ASC 280-10 including ASC 280-10-50-11.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3679 if you have questions regarding the comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant